Tortoise Acquisition Corp. II

6363 College Boulevard

Overland Park, KS 66211

July 15, 2021

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tortoise Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-4
Filed June 25, 2021
File No. 333-256173

Ladies and Gentlemen:

Set forth below are the responses of Tortoise Acquisition Corp. II (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 13, 2021, with respect to Amendment No. 1 to Registration Statement on Form S-4, File No. 333-256173, filed with the Commission on June 25, 2021 (the “Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Amended Registration Statement (the “Second Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Second Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Second Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors, page 41

1.	We note your response to comment 7 and reissue the comment. Please include a discussion here, or in an appropriate location, explaining how the process for acquiring the private company Volta differs from that of a traditional underwritten IPO as well as the reasoning behind your belief that the absence of due diligence by an underwriter does not create a material risk.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that is has revised the disclosure on page 81 of the Second Amended Registration Statement in response to the Staff’s comment.

The Proposed Organizational Documents will provide, page 93

2.	Your revised disclosure in response to comment 11 now states that “unless New Volta consents in writing to the selection of an alternative forum ... the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.” Please revise to state also that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that is has revised the disclosure on page 94 of the Second Amended Registration Statement in response to the Staff’s comment.

The TortoiseCorp Board’s Reasons for the Approval of the Business Combination, page 151

3.	We note your response to comment 14. Please revise to address the extent to which the board considered the $3.77 per share value suggested by the transaction conducted concurrently with the negotiations to acquire Volta.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that the outstanding indebtedness under convertible promissory notes issued by Volta beginning with the first quarter of 2020 and throughout the balance of 2020 was converted automatically into shares of Volta Series D-1 Preferred Stock on December 23, 2020 based on a discounted conversion price of $3.77 determined in accordance with the provisions of such promissory notes. All of the promissory notes were entered into by Volta prior to the date that the Company delivered its initial draft of a letter of intent to Volta. The discounted conversion price of $3.77 per share was not a material factor in the evaluation of the Business Combination by the TortoiseCorp Board, and the Company has revised the disclosure on page 153 of the Second Amended Registration Statement to further clarify this point.

Material U.S. Federal Income Tax Considerations, page 164

4.	Refer to comment 17. Please explain why you cannot give a “will” opinion and describe the degree of uncertainty. If counsel intends to provide a “should” opinion, please explain the facts or circumstances resulting in this uncertainty, the degree of uncertainty, and add appropriate risk factor disclosure addressing the risk to investors regarding uncertain tax treatment. For guidance, see Section III.C.4 of Staff Legal Bulletin No. 19.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 15, 173 and 177 of the Second Amended Registration Statement in response to the Staff’s comment to reflect the opinion of Vinson & Elkins L.L.P. that there “will” be no material U.S. federal income tax consequences to Holders of New Volta Class A Common Stock and New Volta Warrants as a result of the Business Combination.

Information About Volta, page 247

5.	We note your revised disclosure and response to comments 8 and 22. It is still difficult to understand the principal ways Volta generates revenues due to industry jargon and prominent disclosure of operations that do not appear to be responsible for significant revenues. Please revise to quantify the approximate percentage of

Volta’s revenues derived from each of the bullet points on page 251 and revise here and MD&A to clarify:

●	What “behavioral understanding” means and how it relates to advertising revenue;

●	What “customized loyalty solutions for its site hosts and partners” means and whether it is a material part of the Behavior and Commerce or other operations;

●	Where “Charging Network Operations revenue” would fit into the bullet points of different operations;

●	Who determines whether and how much end users pay for electricity at the stations;

●	The approximate percentage of Volta’s “Behavior and Commerce” customers that are also customers of Network Development services;

●	The approximate percentage of Network Development revenues derived from utilities and similar entities as compared to retail; and

●	Whether Volta receives a significant amount of Grants and Incentives and other government subsidies, and if so approximately what percentage of Volta’s revenues are derived from such sources.

Volta is described as owning and operating EV charging stations, but it appears that de minimis revenues are derived from fees paid to Volta by users of the stations. Please revise to clearly explain Volta’s business in plain English.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that is has revised the disclosure on pages 226–227, 228 and 248–259 of the Second Amended Registration Statement in response to the Staff’s comment.

Competitive Strengths, page 254

6.	Refer to comment 23. Please revise to disclose more prominently that you currently have 20 master services agreements in place and clarify that your pipeline reflects management’s good faith estimate of the prospective additional target sites. In this regard, please clarify the difference between contracting for sites that are “under master service agreements” as compared to sites that are not under such agreements.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that is has revised the disclosure on pages 251 and 257 of the Second Amended Registration Statement in response to the Staff’s comment.

Volta’s Partnerships and Strategic Relationships, page 255

7.	We note your response to comment 24. Please revise to clarify what you mean by “representative” of a portion of Volta’s commercial partners. In your response you state that the entities listed are “significant” Volta customers based on brand recognition, industry and national and regional multi-site portfolios. Please provide clearer disclosure regarding how any named customer is significant or representative of Volta customers.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that is has revised the disclosure on page 258–259 of the Second Amended Registration Statement in response to the Staff’s comment.

General

8.	We note your response to comment 28. Please refer to Rule 414 of Regulation C and tell us why you believe a post-effective amendment is not required.

RESPONSE: The Company notes the Staff’s comment and respectfully advises the Staff that it will file a post-effective amendment to the Registration Statement pursuant to Rule 414 of Regulation C.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

Tortoise Acquisition Corp. II

	By:	/s/ Vincent T. Cubbage
	Name:	Vincent T. Cubbage
	Title:	Chief Executive Officer
Enclosures

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